Exhibit 99.1

Heritage Commerce Corp Earns $2.2 Million for the First Quarter of 2013, Posting its Eleventh Consecutive Quarter of Profitability

San Jose, CA – April 25, 2013 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today reported net income of $2.2 million for the first quarter of 2013, or $0.07 per average diluted common share, driven by lower credit costs and net recoveries from prior period loan losses. There were no dividends or discount accretion on preferred stock in the first quarter of 2013. By comparison, net income available to common shareholders for the first quarter of 2012 was $869,000, or $0.03 per average diluted common share, after deducting dividends and discount accretion on preferred stock of $1.2 million. All results are unaudited.

"The Company's first quarter financial results demonstrate that the momentum we established over the past several years continued to drive performance into 2013," said Walter Kaczmarek, President and Chief Executive Officer. "The steady economic recovery in Northern California contributed to strong improvements in credit quality, with net recoveries totaling $315,000 in the first quarter of 2013. As a result of the decline in nonperforming assets and classified assets from the fourth quarter of 2012, a provision for loan losses was not needed for the first quarter of 2013. In addition, we posted our eleventh consecutive quarter of profitability. We look forward to the future with confidence, as we continue to create value for our shareholders by developing strong relationships with our customers, communities and employees."

First Quarter 2013 Highlights (as of, or for the period ended March 31, 2013, except as noted):

◆ Net income available to common shareholders increased 151% to $2.2 million for the first quarter of 2013, from $869,000 at March 31, 2012 (after deducting dividends and discount accretion on preferred stock of $1.2 million).

◆ Pre-tax income was $3.0 million for the first quarter of 2013, the same as the first quarter a year ago. Pre-tax income for the fourth quarter of 2012 was $3.8 million.

◆ Deposits increased 6% (excluding the $24.3 million of short-term demand deposits from one customer) at March 31, 2013, compared to March 31, 2012, and decreased 5% (excluding the $271.9 million of short-term demand deposits from one customer) from December 31, 2012.

- As previously reported, the Company received significantly large demand deposits totaling $467.5 million from one customer for specific transactions late in the fourth quarter of 2012. Of this amount, $195.6 million was withdrawn prior to year end, for a net outstanding balance of $271.9 million at December 31, 2012. The outstanding balance of these deposits was $24.3 million at March 31, 2013. Because of the short-term nature of these funds, the excess liquidity was placed in low-interest earning deposits at the Federal Reserve Bank.

- Noninterest-bearing deposits increased 5% to $372.9 million (excluding the $24.3 million of short-term demand deposits from one customer) at March 31, 2013, from $356.6 million at March 31, 2012, and decreased 18% from $455.8 million (excluding the $271.9 million of short-term demand deposits from one customer) at December 31, 2012.

- Interest-bearing demand deposits increased 18% to $169.7 million at March 31, 2013, from $144.0 million at March 31, 2012, and increased 9% from $156.0 million at December 31, 2012.

◆ The cost of deposits declined 6 basis points to 0.21% for the first quarter of 2013, compared to 0.27% for the first quarter of 2012, and declined 1 basis point from 0.22% for the fourth quarter of 2012.

◆ Loans (excluding loans-held-for-sale) increased 6% to $801.9 million at March 31, 2013, compared to $756.9 million at March 31, 2012, and decreased 1% from $812.3 million at December 31, 2012.

◆ Nonperforming assets decreased 11% to $17.4 million at March 31, 2013, compared to $19.5 million at March 31, 2012 and December 31, 2012.

◆ Classified assets, net of Small Business Administration ("SBA") guarantees, decreased 42% to $31.2 million at March 31, 2013, from $54.2 million at the same period a year ago, and decreased 15% from $36.8 million at December 31, 2012.

◆ Net recoveries totaled $315,000 for the first quarter of 2013, compared to net charge-offs of $494,000 for the first quarter of 2012, and net charge-offs of $766,000 for the fourth quarter of 2012.

◆ There was no provision for loan losses for the first quarter of 2013, compared to a $100,000 provision for loan losses for the first quarter of 2012, and a $669,000 provision for loan losses for the fourth quarter of 2012.

◆ The allowance for loan losses ("ALLL") declined 5% to $19.3 million at March 31, 2013, from $20.3 million at March 31, 2012, and increased 2% from $19.0 million at December 31, 2012. The ALLL was 2.41% of total loans at March 31, 2013, compared to 2.68% at March 31, 2012, and 2.34% at December 31, 2012.

◆ Capital ratios exceeded regulatory requirements for a well-capitalized financial institution on a holding company and bank level at March 31, 2013:

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-Capitalized Financial Institution Regulatory Guidelines
Total Risk-Based	16.7%	15.9%	10.0%
Tier 1 Risk-Based	15.5%	14.6%	6.0%
Leverage	11.5%	10.9%	5.0%

Operating Results

Net interest income declined slightly to $12.2 million in the first quarter of 2013, compared to $12.3 million in the first quarter a year ago, primarily due to a lower net interest margin. Net interest income for the fourth quarter of 2012 was $12.2 million.

The net interest margin was 3.71% for the first quarter of 2013, compared to 4.06% for the first quarter of 2012, and 3.74% for the fourth quarter of 2012. The decline in the net interest margin in the first quarter of 2013 was primarily due to the increased short term deposits at the Federal Reserve Bank as a result of the aforementioned short-term demand deposits of one customer. Excluding the impact to the net interest margin as a result of the large short-term demand deposits from one customer, and favorable benefit on the repayment of interest income from paid-off nonaccrual loans, the net interest margin was 3.78% for the first quarter of 2013, and 3.85% for the fourth quarter of 2012. The net interest margin in the first quarter of 2013, compared to the first quarter of 2012, was also impacted by a decline in loan and security yields, partially offset by a lower cost of funds.

The Company did not record a provision for loan losses in the first quarter of 2013 because of the net loan recoveries during the period and the reduction in nonperforming assets and classified assets. The provision for loan losses for the first quarter a year ago was $100,000, compared to $669,000 for the fourth quarter of 2012.

Noninterest income was $1.7 million for the first quarter of 2013, and for the first quarter a year ago, compared to $2.1 million for the fourth quarter of 2012. Noninterest income declined on a linked quarter basis primarily due to a lower gain on sales of securities, partially offset by a higher gain on sales of SBA loans.

Total noninterest expense for the first quarter of 2013 was $10.8 million, a decrease from $10.9 million for the first quarter of 2012, and an increase from $9.8 million for the fourth quarter of 2012. The increase in noninterest expense from the preceding quarter was primarily due to increased compensation expenses, which is consistent with cyclical salary and employee benefits expense in prior years.

Income tax expense for the first quarter of 2013 was $855,000, compared to $951,000 for the first quarter of 2012, and $1.2 million for the fourth quarter of 2012. The effective tax rate for the first quarter of 2013 decreased to 28%, compared to 31% for the first quarter of 2012 and the fourth quarter of 2012, due to the impact of tax-exempt interest income earned on municipal bonds. The difference in the effective tax rate compared to the combined Federal and state statutory tax rate of 42% in this and past quarters is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio for the first quarter of 2013 was 78.03%, compared to 77.64% for the first quarter of 2012, and 68.45% for the fourth quarter of 2012. The increase in the efficiency ratio in the first quarter of 2013 compared to the fourth quarter of 2012 was primarily due to higher salary and benefits expense and professional fees, and lower gains on sales of securities.

Balance Sheet Review, Capital Management and Credit Quality

The Company's total assets increased 6% to $1.38 billion at March 31, 2013, from $1.31 billion a year ago, and decreased 18% from $1.69 billion at December 31, 2012. Total assets decreased 4% at March 31, 2013, compared to December 31, 2012, excluding the short-term deposits of $24.3 million and $271.9 million, respectively, at the Federal Reserve Bank offsetting the short-term demand deposits from one customer.

The investment securities available-for-sale portfolio totaled $346.8 million at March 31, 2013, compared to $385.8 million at March 31, 2012, and $367.9 million at December 31, 2012. At March 31, 2013, the securities available-for-sale portfolio was comprised of $271.1 million agency mortgage-backed securities (all issued by U.S. Government sponsored entities), $54.9 million of corporate bonds, and $20.8 million of single entity issue trust preferred securities.

At March 31, 2013, investment securities held-to-maturity totaled $68.3 million, compared to no investment securities held-to-maturity at March 31, 2012, and $51.5 million at December 31, 2012. At March 31, 2013, the securities held-to-maturity portfolio, at amortized cost, was comprised of $53.1 million tax-exempt municipal bonds and $15.2 million agency mortgage-backed securities.

Loans, excluding loans held-for-sale, totaled $801.9 million at March 31, 2013, an increase of 6% from $756.9 million at March 31, 2012, and a decrease of 1% from $812.3 million at December 31, 2012. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 44% of the portfolio at March 31, 2013. Commercial and residential real estate loans accounted for 45% of the total loan portfolio, of which 51% were owner-occupied by businesses. Consumer and home equity loans accounted for 8% of total loans, and land and construction loans accounted for the remaining 3% of total loans at March 31, 2013.

The yield on the loan portfolio was 5.13% for the first quarter of 2013, compared to 5.41% for the same period in 2012, and 5.00% for the fourth quarter of 2012.

Nonperforming assets ("NPAs") were $17.4 million, or 1.26% of total assets, at March 31, 2013, compared to $19.5 million, or 1.49% of total assets, a year ago. NPAs were $19.5 million, or 1.15% of total assets at December 31, 2012. The following is a detail of NPAs at March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012	
	Balance	% of Total	Balance	% of Total
Commercial and industrial loans	$ 3,252	19%	$ 4,870	25%
Commercial real estate loans	5,503	32%	4,676	24%
SBA loans	2,611	15%	2,982	15%
Home equity and consumer loans	2,572	15%	2,584	13%
Land and construction loans	2,177	12%	2,223	12%
Foreclosed assets	738	4%	1,270	7%
Restructured and loans over 90 days past due and accruing	549	3%	859	4%
	$ 17,402	100%	$ 19,464	100%

At March 31, 2013, the $17.4 million of NPAs included $569,000 of loans guaranteed by the SBA and $549,000 of restructured loans still accruing interest income. Foreclosed assets were $738,000 at March 31, 2013, compared to $3.2 million at March 31, 2012, and $1.3 million at December 31, 2012.

Classified assets (net of SBA guarantees) decreased to $31.2 million at March 31, 2013, from $54.2 million at March 31, 2012, and $36.8 million at December 31, 2012.

The following table summarizes the allowance for loan losses:

	For the Quarter Ended:		
	March 31, 2013	December 31, 2012	March 31, 2012
ALLOWANCE FOR LOAN LOSSES			
(in $000's, unaudited)			
Balance at beginning of quarter	$ 19,027	$ 19,124	$ 20,700
Provision for loan losses during the quarter	-	669	100
Net charge-offs during the quarter	315	(766)	(494)
Balance at end of quarter	$ 19,342	$ 19,027	$ 20,306
Total loans	$ 801,925	$ 812,213	$ 756,894
Total nonperforming loans	$ 16,664	$ 18,194	$ 16,344
Allowance for loan losses to total loans	2.41%	2.34%	2.68%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	116.07%	104.58%	125.66%

The decrease in the allowance for loan losses at March 31, 2013, compared to March 31, 2012, was primarily due to improved risk grading and credit metrics on non-impaired real estate loans, as well as a decline in historical charge-off levels. Net recoveries totaled $315,000 for the first quarter of 2013, compared to net charge-offs of $494,000 for the first quarter of 2012, and net charge-offs of $766,000 for the fourth quarter of 2012.

Deposits totaled $1.17 billion at March 31, 2013, compared to $1.08 billion at March 31, 2012, and $1.48 billion at December 31, 2012, which included the aforementioned short-term demand deposits from one customer of $24.3 million at March 31, 2013 and $271.9 million at December 31, 2012. Total deposits, excluding brokered deposits and the short-term demand deposits from one customer, were $1.06 billion at March 31, 2013, compared to $995.5 million at March 31, 2012, and $1.11 billion at December 31, 2012. At March 31, 2013, brokered deposits decreased 1% to $83.8 million, from $84.7 million at March 31, 2012, and decreased 14% from $97.8 million at December 31, 2012.

The total cost of deposits decreased 6 basis points to 0.21% during the first quarter of 2013, from 0.27% during the first quarter of 2012, and decreased 1 basis point from 0.22% during the fourth quarter of 2012.

Subordinated debt decreased to $9.3 million at March 31, 2013, compared to $23.7 million at March 31, 2012, as a result of the redemption of $14 million fixed-rate subordinated debt during the third quarter of 2012. Subordinated debt was also $9.3 million at December 31, 2012.

Tangible equity was $169.0 million at March 31, 2013, compared to $157.5 million at March 31, 2012 and $167.7 million at December 31, 2012. Tangible book value per common share was $5.67 at March 31, 2013, compared to $5.25 a year ago, and $5.63 at December 31, 2012. There were 21,004 shares of Series C Preferred Stock outstanding at March 31, 2013, March 31, 2012, and December 31, 2012, and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering. Pro forma tangible book value per common share, assuming the Company's outstanding Series C Preferred Stock was converted into common stock, was $5.29 at March 31, 2013, compared to $4.94 a year ago, and $5.25 at December 31, 2012.

Accumulated other comprehensive income was $1.4 million at March 31, 2013, compared to $1.2 million a year ago, and $2.7 million at December 31, 2012. The components of other comprehensive income, net of taxes, at March 31, 2013 include the following: an unrealized gain on available-for-sale securities of $6.1 million; a liability adjustment on split dollar insurance contracts of ($2.3) million; a liability adjustment on the supplemental executive retirement plan of ($3.4) million; and an unrealized gain on interest-only strip from SBA loans of $1.0 million.

Annual Meeting of Shareholders

Heritage Commerce Corp will hold its Annual Meeting of Shareholders at its Company Headquarters in San Jose, California, on May 23, 2013, at 1:00 p.m. (PDT).

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.


Forward Looking Statement Disclaimer


Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Quarter Ended:			Percent Change From:	
	March 31, 2013	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012
Interest income	$ 12,867	$ 12,958	$ 13,449	-1%	-4%
Interest expense	714	747	1,190	-4%	-40%
Net interest income before provision for loan losses	12,153	12,211	12,259	0%	-1%
Provision for loan losses	-	669	100	-100%	-100%
Net interest income after provision for loan losses	12,153	11,542	12,159	5%	0%
Noninterest income:					
Service charges and fees on deposit accounts	577	567	590	2%	-2%
Increase in cash surrender value of life insurance	417	428	429	-3%	-3%
Servicing income	365	407	460	-10%	-21%
Gain on sales of SBA loans	136	69	36	97%	278%
Gain on sales of securities	31	396	27	-92%	15%
Other	137	237	181	-42%	-24%
Total noninterest income	1,663	2,104	1,723	-21%	-3%
Noninterest expense:					
Salaries and employee benefits	6,011	5,342	5,667	13%	6%
Occupancy and equipment	1,068	993	996	8%	7%
Professional fees	982	608	1,211	62%	-19%
Other	2,720	2,856	2,982	-5%	-9%
Total noninterest expense	10,781	9,799	10,856	10%	-1%
Income before income taxes	3,035	3,847	3,026	-21%	0%
Income tax expense	855	1,178	951	-27%	-10%
Net income	2,180	2,669	2,075	-18%	5%
Dividends and discount accretion on preferred stock	-	-	(1,206)	N/A	-100%
Net income available to common shareholders	$ 2,180	$ 2,669	$ 869	-18%	151%
PER COMMON SHARE DATA					
(unaudited)					
Basic earnings per share	$ 0.07	$ 0.08	$ 0.03	-13%	133%
Diluted earnings per share	$ 0.07	$ 0.08	$ 0.03	-13%	133%
Common shares outstanding at period-end	26,333,368	26,322,147	26,286,501	0%	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,934,368	31,923,147	31,887,501	0%	0%
Book value per share	$ 5.75	$ 5.71	$ 5.34	1%	8%
Tangible book value per share	$ 5.67	$ 5.63	$ 5.25	1%	8%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 5.29	$ 5.25	$ 4.94	1%	7%
KEY FINANCIAL RATIOS					
(unaudited)					
Annualized return on average equity	5.20%	6.25%	4.43%	-17%	17%
Annualized return on average tangible equity	5.26%	6.32%	4.48%	-17%	17%
Annualized return on average assets	0.61%	0.75%	0.64%	-19%	-5%
Annualized return on average tangible assets	0.61%	0.75%	0.64%	-19%	-5%
Net interest margin	3.71%	3.74%	4.06%	-1%	-9%
Efficiency ratio	78.03%	68.45%	77.64%	14%	1%
AVERAGE BALANCES					
(in $000's, unaudited)					
Average assets	$ 1,442,928	$ 1,409,298	$ 1,311,985	2%	10%
Average tangible assets	$ 1,440,974	$ 1,407,222	$ 1,309,544	2%	10%
Average earning assets	$ 1,341,337	$ 1,305,332	$ 1,213,198	3%	11%
Average loans held-for-sale	$ 3,255	$ 1,793	$ 1,356	82%	140%
Average total loans	$ 794,876	$ 797,288	$ 764,264	0%	4%
Average deposits	$ 1,227,146	$ 1,191,895	$ 1,067,052	3%	15%
Average demand deposits - noninterest-bearing	$ 461,108	$ 457,214	$ 347,291	1%	33%
Average interest-bearing deposits	$ 766,038	$ 734,681	$ 719,761	4%	6%
Average interest-bearing liabilities	$ 775,402	$ 745,067	$ 743,502	4%	4%
Average equity	$ 169,883	$ 170,004	$ 188,521	0%	-10%
Average tangible equity	$ 167,929	$ 167,928	$ 186,080	0%	-10%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	March 31, 2013	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012
ASSETS					
Cash and due from banks	$ 19,779	$ 16,520	$ 20,450	20%	-3%
Federal funds sold and interest-bearing deposits in other financial institutions	57,090	357,045	48,215	-84%	18%
Securities available-for-sale, at fair value	346,800	367,912	385,826	-6%	-10%
Securities held-to-maturity, at amortized cost	68,283	51,472	-	33%	N/A
Loans held-for-sale - SBA, including deferred costs	4,394	3,409	4,778	29%	-8%
Loans held-for-sale - other, including deferred costs	-	-	184	N/A	-100%
Loans:					
Commercial	356,688	375,469	357,906	-5%	0%
Real estate:					
Commercial and residential	361,340	354,934	319,914	2%	13%
Land and construction	24,611	22,352	18,583	10%	32%
Home equity	45,347	43,865	48,444	3%	-6%
Consumer	14,036	15,714	11,810	-11%	19%
Loans	802,022	812,334	756,657	-1%	6%
Deferred loan (fees) costs, net	(97)	(21)	237	-362%	-141%
Total loans, including deferred fees and costs	801,925	812,313	756,894	-1%	6%
Allowance for loan losses	(19,342)	(19,027)	(20,306)	2%	-5%
Loans, net	782,583	793,286	736,588	-1%	6%
Company owned life insurance	48,774	48,358	47,067	1%	4%
Premises and equipment, net	7,632	7,469	7,883	2%	-3%
Intangible assets	1,882	2,000	2,368	-6%	-21%
Accrued interest receivable and other assets	46,347	45,841	51,939	1%	-11%
Total assets	$ 1,383,564	$ 1,693,312	$ 1,305,298	-18%	6%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 397,198	$ 727,684	$ 356,618	-45%	11%
Demand, interest-bearing	169,681	155,951	144,022	9%	18%
Savings and money market	286,784	272,047	292,009	5%	-2%
Time deposits - under $100	23,835	25,157	27,949	-5%	-15%
Time deposits - $100 and over	189,779	190,502	168,726	0%	12%
Time deposits - brokered	83,763	97,807	84,728	-14%	-1%
CDARS - money market and time deposits	15,850	10,220	6,198	55%	156%
Total deposits	1,166,890	1,479,368	1,080,250	-21%	8%
Subordinated debt	9,279	9,279	23,702	0%	-61%
Accrued interest payable and other liabilities	36,560	34,924	41,450	5%	-12%
Total liabilities	1,212,729	1,523,571	1,145,402	-20%	6%
Shareholders' Equity:					
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	131,998	131,820	131,302	0%	1%
Retained earnings	17,901	15,721	7,887	14%	127%
Accumulated other comprehensive income	1,417	2,681	1,188	-47%	19%
Total shareholders' equity	170,835	169,741	159,896	1%	7%
Total liabilities and shareholders' equity	$ 1,383,564	$ 1,693,312	$ 1,305,298	-18%	6%

	End of Period:			Percent Change From:	
	March 31, 2013	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-sale	$ -	$ -	$ 184	N/A	-100%
Nonaccrual loans - held-for-investment	16,115	17,335	14,005	-7%	15%
Restructured and loans over 90 days past due and still accruing	549	859	2,155	-36%	-75%
Total nonperforming loans	16,664	18,194	16,344	-8%	2%
Foreclosed assets	738	1,270	3,167	-42%	-77%
Total nonperforming assets	$ 17,402	$ 19,464	$ 19,511	-11%	-11%
Other restructured loans still accruing	$ 1,717	$ 1,450	$ 431	18%	298%
Net (recoveries) charge-offs during the quarter	$ (315)	$ 766	$ 494	-141%	-164%
Provision for loan losses during the quarter	$ -	$ 669	$ 100	-100%	-100%
Allowance for loan losses	$ 19,342	$ 19,027	$ 20,306	2%	-5%
Classified assets*	$ 31,228	$ 36,810	$ 54,196	-15%	-42%
Allowance for loan losses to total loans	2.41%	2.34%	2.68%	3%	-10%
Allowance for loan losses to total nonperforming loans	116.07%	104.58%	124.24%	11%	-7%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	116.07%	104.58%	125.66%	11%	-8%
Nonperforming assets to total assets	1.26%	1.15%	1.49%	10%	-15%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	2.08%	2.24%	2.16%	-7%	-4%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	17%	21%	30%	-19%	-43%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	18%	22%	31%	-18%	-42%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 168,953	$ 167,741	$ 157,528	1%	7%
Tangible common equity	$ 149,434	$ 148,222	$ 138,009	1%	8%
Shareholders' equity / total assets	12.35%	10.02%	12.25%	23%	1%
Tangible equity / tangible assets	12.23%	9.92%	12.09%	23%	1%
Tangible common equity / tangible assets	10.82%	8.76%	10.59%	24%	2%
Loan to deposit ratio	68.72%	54.91%	70.07%	25%	-2%
Noninterest-bearing deposits / total deposits	34.04%	49.19%	33.01%	-31%	3%
Total risk-based capital ratio	16.7%	16.2%	17.9%	3%	-7%
Tier 1 risk-based capital ratio	15.5%	15.0%	16.6%	3%	-7%
Leverage ratio	11.5%	11.5%	12.7%	0%	-9%
Heritage Bank of Commerce:					
Total risk-based capital ratio	15.9%	15.3%	16.9%	4%	-6%
Tier 1 risk-based capital ratio	14.6%	14.0%	15.6%	4%	-6%
Leverage ratio	10.9%	10.7%	11.9%	2%	-8%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Quarter Ended March 31, 2013			For the Quarter Ended March 31, 2012		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross[1]	$ 798,131	$ 10,089	5.13%	$ 767,288	$ 10,316	5.41%
Securities - taxable	385,707	2,462	2.59%	389,919	3,097	3.19%
Securities - tax exempt[2]	40,552	382	3.82%	-	-	-
Federal funds sold and interest-bearing deposits in other financial institutions	116,947	68	0.24%	55,991	36	0.26%
Total interest earning assets[2]	1,341,337	13,001	3.93%	1,213,198	13,449	4.46%
Cash and due from banks	23,555			20,987		
Premises and equipment, net	7,521			7,978		
Intangible assets	1,954			2,441		
Other assets	68,561			67,381		
Total assets	$ 1,442,928			$ 1,311,985		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 461,108			$ 347,291		
Demand, interest-bearing	164,402	59	0.15%	142,650	52	0.15%
Savings and money market	283,229	120	0.17%	288,202	166	0.23%
Time deposits - under $100	24,596	23	0.38%	28,223	38	0.54%
Time deposits - $100 and over	190,273	203	0.43%	169,694	256	0.61%
Time deposits - brokered	92,063	219	0.96%	6,262	3	0.19%
CDARS - money market and time deposits	11,475	1	0.04%	84,730	201	0.95%
Total interest-bearing deposits	766,038	625	0.33%	719,761	716	0.40%
Total deposits	1,227,146	625	0.21%	1,067,052	716	0.27%
Subordinated debt	9,279	88	3.85%	23,702	474	8.04%
Short-term borrowings	85	1	4.77%	39	-	N/A
Total interest-bearing liabilities	775,402	714	0.37%	743,502	1,190	0.64%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,236,510	714	0.23%	1,090,793	1,190	0.44%
Other liabilities	36,535			32,671		
Total liabilities	1,273,045			1,123,464		
Shareholders' equity	169,883			188,521		
Total liabilities and shareholders' equity	$ 1,442,928			$ 1,311,985		
Net interest income[2] / margin		12,287	3.71%		12,259	4.06%
Less tax equivalent adjustment[2]		(134)			-	
Net interest income		$ 12,153			$ 12,259	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.
[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.